cM

14

04014402

AM 1/3/2005**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maple Securities U.S.A. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place – Suite 2600 26th Floor
(No. and Street)

Jersey City, NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugo Watson Brown (201)369-3000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** **10036**
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2004
WASH. D.C.
185

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Hugo Watson Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

JOELLEN PASTORS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/21/2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trding on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7..
- ☐ (q) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 15, 2004

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2004

Assets		
Cash		$ 24,119,711
Cash collateral held pursuant to swap arrangement		63,704,000
Due from brokers, clearing organizations and others		39,562,933
Securities and derivative contracts owned, at fair value	$ 124,099,979	
Securities owned, at fair value, pledged as collateral	26,222,522	
Total securities and derivative contracts owned, at fair value		150,322,501
Securities borrowed		1,158,665,124
Securities received as collateral		24,863,205
Fixed assets, net of accumulated depreciation of $2,446,125		2,574,615
Prepaid and other assets		614,760
Deferred tax assets, net		2,198,073
Total assets		$1,466,624,922
Liabilities and shareholder's equity		
Liabilities:		
Bank overdrafts		$ 3,333,577
Due to brokers, clearing organizations and others		6,000,570
Obligation to return cash collateral held pursuant to swap arrangement		63,704,000
Securities and derivative contracts sold, but not yet purchased, at fair value		197,177,049
Securities loaned		1,077,756,829
Obligation to return securities received as collateral		24,863,205
Accounts payable and accrued liabilities		3,666,656
Total liabilities		1,376,501,886
Shareholder's equity:		
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding		55,944,171
Additional paid–in capital		30,738,740
Retained earnings		3,440,125
Total shareholder's equity		90,123,036
Total liabilities and shareholder's equity		$ 1,466,624,922

See notes to statement of financial condition.

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934 and a registered commodity trading advisor under the Commodity Exchange Act, as amended. The Company is also a member of the National Association of Securities Dealers, Inc., the National Futures Association, The Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account, which includes statistical, risk and convertible arbitrage together with momentum trading. Additionally, the Company engages in stock borrowing and stock lending activities and provides investment advisory services to institutional investors.

The Company is a self–clearing broker–dealer, and provides clearance and execution services for other non-US broker–dealers, including affiliates. In connection therewith, the Company had a facilities management agreement with a domestic broker-dealer that provided certain trade processing and administrative services to the Company. This agreement was terminated in September 2004.

In August 2004, the Company transferred and is now clearing a portion of its securities and derivatives portfolio to a prime brokerage account at Spear, Leeds and Kellogg.

The Company carries accounts of broker–dealers, but does not carry customer accounts as defined by the Securities and Exchange Commission Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities and derivative transactions are recorded on a trade–date basis. Securities owned and securities sold, but not yet purchased are stated at fair value.

Derivative financial instruments consist of warrants, options, forward foreign exchange contracts, and equity swap transactions and are recorded at fair value.

2. Significant Accounting Policies (continued)

The fair value of securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximates their carrying value.

Furniture and fixtures, computer and telephone equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets other than leasehold improvements are depreciated on the declining balance basis at rates varying from 15% to 20%. Leasehold improvements are amortized on a straight–line basis over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

The Company considers all highly liquid financial instruments purchased with a maturity date of three months or less to be cash equivalents.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased.

Reflected in stock borrowed and loaned on the statement of financial condition are rebates receivable and payable, respectively. As of September 30, 2004, the Company recorded fees and rebates receivable and payable of $2,623,340 and $3,239,017, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2004, the Company obtained securities with a fair value of approximately $1,171 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with Financial Accounting Standards Board Statement ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At September 30, 2004, these amounts totaled $24.9 million and are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2004, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from brokers, clearing organizations and others	Due to brokers, clearing organizations and others
Due from clearing brokers	$ 31,376,409	$ 0
Deposits with clearing organizations	3,956,147	0
Unsettled trades	0	1,839,467
Securities failed to deliver / receive	758,669	94,932
Due from / to affiliates	3,471,708	4,066,171
	$ 39,562,933	$ 6,000,570

5. Securities Owned and Sold, but Not Yet Purchased

At September 30, 2004, securities owned and securities sold, but not yet purchased, at fair value, consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Equities	$ 132,765,012	$ 126,825,087
Convertible bonds & preferred stocks	16,083,298	0
U.S. Government obligations	0	69,734,232
	$ 148,848,310	$ 196,559,319

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Fixed Assets

Fixed assets are comprised of the following:

	Cost	Accumulated Depreciation	Net Book Value
Computer and telephone equipment	$ 2,638,162	$(1,698,940)	$ 939,222
Furniture and fixtures	625,447	(255,389)	370,058
Leasehold improvements	1,757,131	(491,796)	1,265,335
	$ 5,020,740	$(2,446,125)	$ 2,574,615

7. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2004, the Company had net capital of $60,136,881, which was $59,886,881 in excess of the required net capital of $250,000. At September 30, 2004, the Company had no customer-related debit items to be aggregated under the SEC Customer Protection Rule (Rule 15c3-3), as defined.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

8. Related Party Transactions

At September 30, 2004, related party balances consist of the following amounts receivable from and payable to affiliates associated with fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from brokers, clearing organizations and others and due to brokers, clearing organizations and others on the statement of financial condition.

8. Related Party Transactions (continued)

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc.	$ 163,157	$ 0
Maple Bank GmBH ("MBG)	200,000	0
Maple Bank Milan ("MBM")	0	504,523
Maple Arbitrage, Inc. ("MAI")	0	2,454,045
Maple Securities Canada Ltd. ("MSC")	0	296,703
Maple Trade Finance Corp. ("MTFC")	2,935,431	0
Maple Partners Investments Inc. ("MPII")	0	4,552
Maple Securities U.K. Ltd. ("MSUK")	173,120	0
Maple Partners Software Services, Inc. ("MPSSC")	0	806,348
	$ 3,471,708	$ 4,066,171

In addition to the amounts above, $116,980,228 related to securities borrowed and $290,801,129 related to securities lending transactions were due from and due to affiliates, respectively. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

During the year, the Company had short-term borrowings from MBG. These loans bore interest at various rates based on the London InterBank Offering Rate ("LIBOR") plus a mark up, averaging 1.51% for the year. At September 30, 2004, there was no loan payable to MBG.

At September 30, 2004, the Company had an overdraft with MBG totaling $2,884,398 in addition to an overdraft of $449,179 with an unaffiliated entity.

During the year, the Company made advances to and received advances from MBG, MSC, MFG and MSUK. These advances were due upon demand and bore interest at various rates.

9. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

For Federal income tax purposes, the Company has approximately $ 11.1 million of net operating losses ("NOLs"). Generally, such losses may be carried back for 2 years and carried forward for up to 20 taxable years to offset taxable income of the U.S. consolidated group. If not fully utilized, such NOLs will expire between 2016 and 2024.

9. Income Taxes (continued)

The Company has gross deferred tax assets of approximately $5.2 million primarily related to the NOL carryback, carryforward and other book–to–tax differences, including deferred compensation. At September 30, 2004, the Company established a valuation allowance of $3 million related to its deferred tax assets as the Company does not believe it is more likely than not that the entire amounts will be realized.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts, warrants, swaps and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition. At September 30, 2004, the Company holds the following derivative financial instruments:

	Assets	Liabilities
Options	$ 361	$ 13,642
Warrants	1,386,799	0
Equity Swaps	0	604,088
Foreign currency forward contracts	87,031	0
	$ 1,474,191	$ 617,730

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currencies at specific terms at specified future dates. Warrants represent the right to purchase equity securities.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The premium received by the Company upon writing an option contract is recorded as a liability, is subsequently marked at its fair value, and is included in securities and derivative contracts sold, but not yet purchased on the statement of financial condition.

10. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company has entered into equity swap transactions with MBG and two funds for which it is the investment manager, Maple Strategy Fund "A", Ltd. ("Fund A") and Maple Strategy Fund "B", SPC ("Fund B"). Equity swap transactions represent agreements between two parties to make payments based upon the performance of certain equity instruments. Under the terms of these transactions, the Company is obligated to pay the appreciation, or entitled to receive the depreciation on a portfolio of equity securities in exchange for a rate inclusive of interest and transaction costs. Therefore, amounts required for the future satisfaction of equity swap transactions may be greater or less than the amount recorded. At September 30, 2004, the fair value of equity swap transactions are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition and are reported net, by counterparty to the extent permitted under a legally enforceable master netting agreement. The Company mitigates its credit risk exposure on equity swaps by obtaining collateral in the form of U.S. Government securities or cash held in segregation. The terms of these collateral arrangements permit the Company to repledge or resell the securities received. At September 30, 2004, the fair value of collateral obtained in the form of securities related to the Company's total return swaps was approximately $68 million. Additionally, cash collateral held by the Company totaled $63.7 million and is recorded as cash collateral held pursuant to swap arrangement and obligation to return cash collateral held pursuant to swap arrangement on the statement of financial condition. The ultimate gain or loss depends upon the prices at which the underlying financial instruments of the equity swap transactions are valued, on settlement date. These swaps were terminated permanently at fair value on October 1, 2004, with the related swap payables and collateral returned to the swap counterparties shortly thereafter.

11. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2004, the aggregate minimum annual rental commitments under the operating leases are as follows:

2005	$ 819,354
2006	770,154
2007	781,823
2008	816,830
2009	816,830
Thereafter	3,607,666
	$ 7,612,657

11. Commitments and Contingent Liabilities (continued)

The Company may be involved in litigation arising in the normal course of business. At September 30, 2004, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 8 to these financial statements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

13. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

14. New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 46R, Consolidation of Variable Interest Entities ("FIN46"). FIN 46 contains criteria for determining (a) if an entity is a variable interest entity ("VIE") and (b) who, if anyone, is the VIE's primary beneficiary and must consolidate the VIE's financial statements. A VIE is a corporation, partnership, trust, or other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. For example, the Funds for which the Company is the investment manager would likely be VIE's, as defined by FIN 46. Upon adoption of FIN 46, the Company will consolidate any VIE for which the Company is deemed to be the primary beneficiary, as defined. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 will be effective for the Company for the fiscal year ended September 30, 2005. Although the Company has not finished its analysis, management does not believe that the adoption of FIN 46 will have a material impact on the Company's financial position.

15. Subsequent Events

Beginning in 2004, the Company began discussions to terminate its statistical arbitrage trading business. The related assets and liabilities including long and short equity security positions as well as equity swap transactions with MBG, Fund A and Fund B would be liquidated upon termination of this business.

In preparation for the Company's termination of the statistical arbitrage trading business, the above mentioned swaps were terminated on October 1, 2004, with the related swap payables settled and collateral returned to the swap counterparties shortly thereafter.